UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

Alan C. Bergschneider

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith Pagnani Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 (212) 558-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Coleman Cable, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 6, 2013, relating to the tender offer by Cubs Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Southwire Company, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $26.25 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on January 6, 2014.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following under the first paragraph under the heading “Certain Litigation” on page 43 of the Statement:

“On January 7, 2014, a putative class action lawsuit was filed in the Court of Chancery of the State of Delaware, docketed as Strougo v. Coleman Cable, Inc., et al., Case No. 9229. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 8, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Basso v. Coleman Cable, Inc., et al. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and disseminating deficient disclosure in connection with the tender offer. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 8, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Louisiana Municipal Police Employees’ Retirement System v. Coleman Cable, Inc., et al. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

COLEMAN CABLE, INC.

Dated: January 9, 2014	By:	/s/ Alan C. Bergschneider
	Name:	Alan C. Bergschneider
	Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer